

Mail Stop 3561

January 19, 2006

VIA U.S. MAIL AND FAX (239) 495-5112
Mr. Marc Fierman
Chief Financial Officer
Source Interlink Companies Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, Florida 34134

      Re: **Source Interlink Companies Inc.**
                  File No. 1-13437
                  Form 10-K for Fiscal Year Ended January 31, 2005
                  Filed April 18, 2005
                  Form 10-Q for the Quarter Ended October 31, 2005
                  Filed December 12, 2005

Dear Mr. Fierman:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Consolidated Statements of Income, page 5

1. Since your caption "cost of revenues" appears to exclude depreciation and amortization for manufacturing property and equipment which is directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation into "cost of revenues" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of revenues." We note that your in-store services group is involved in fixture design and manufacture. Additionally you own manufacturing facilities.

Note 1. Intangible Assets, page F-10

2. Please tell us the factors you considered in determining the 5 to 15 years lives of the customer lists. See paragraph 11 of FAS 142.

3. Please identify the independent expert or delete this reference.

Note 2. PROMAG Retail Services, LLC Acquisition, page F-14
Note 2. Empire State News Corp. Acquisition, page F-14

4. Please identify the independent appraiser or delete this reference.

Note 7. Debt, page F-15
Note 19. Subsequent Events, page F-28

5. Per your Form SC13G filed on January 21, 2005, we note that Wells Fargo acquired 12.3% of your shares. Please provide the disclosures under paragraph 2 of FAS 57 or tell us why such disclosures are not required.

Note 17. Segment Financial Reporting, page F-25

6. Please provide the disclosures under paragraph 38 of FAS131. We note your disclosure on page 12.

Note 18. Selected Quarterly Financial Data (Unaudited), page F-27

7. Please tell us why revenues decreased significantly during the fourth quarter of fiscal 2004. Additionally, please tell us and enhance the MD&A to discuss why your income from continuing operations, as a percentage of revenues, has been nominal during the

first quarter of each of the last three fiscal years (including the most recent fiscal 2006) and whether you expect the trend to continue. Refer to Release No. 33-8350 at http: //www. sec.gov/rules/ interp /33-8350. htm.

Exhibit 10.61. Product Fullfillment Services Agreement

8. Please tell us how the agreement between Barnes & Noble, Inc. and AEC One Stop Group, Inc. is related to your operations.

Form 10-Q for the Fiscal Quarter Ended October 31, 2005

Note 1. Chas. Levy Circulating Company LLC Acquisition, page 6

9. Please provide us with the calculation under Rule 3-05 of Regulation S-X to support your conclusion that the financial statements are not required under Item 9.01 of the Form 8-K. We note your Form 8-K filed on May 16, 2005.

10. Please tell us and disclose your revenue recognition policy for the Distribution Agreement revenue. See EITF 99-19.

Note 5. Goodwill and Intangible Assets, page 10

11. Please tell us the lives assigned to the customer lists and software related to the 2005 acquisitions. Include in your response the factors you considered in determining each life under paragraph 11 of FAS 142.

12. Please tell us the factors you considered under paragraph 11 of FAS 142 in determining that the publisher and vendor lists are indefinite lived assets.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director